UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

7 May 2013

Commission File Number 001-10691

Diageo plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

7th May 2013

Diageo announces appointment of Ivan Menezes as CEO from 1 July 2013

Diageo has today announced that Ivan Menezes will be appointed Chief Executive of Diageo with effect from 1 July 2013. Paul Walsh, who will step down from the Board at the September 2013 Annual General Meeting, will retire from the company on 30 June 2014. In the last 12 months he will focus on transitioning critical partner and external relationships to Ivan. These will include those relationships essential to recent acquisitions.

Dr Franz B. Humer, Chairman of Diageo said:

'Paul is an outstanding Chief Executive. He has served our business, its shareholders, employees and partners with enormous imagination and dedication over the past 13 years. I know he is justly proud of Diageo and its people and he leaves a great legacy for his successor. The Board is immensely grateful for his ambitious and thoughtful stewardship of the business and its people. The transition process which has been put in place enables Paul to contribute his knowledge and experience during Ivan’s first year as Chief Executive Officer.

We are delighted to have a leader of Ivan’s talents and global experience to succeed Paul. The handover is being made at a time when the business is strong and Ivan takes on the role of CEO at an exciting stage of the company's global development. The Board is confident that Ivan will inspire our organisation and Diageo will continue to achieve our medium-term performance objectives.’

ENDS

Contacts

Investor enquiries to:	Catherine James	+ 44 (0) 20 8978 2272
investor.relations@diageo.com

Media enquiries to:	Rowan Pearman	+44 (0) 20 8978 4751
	Lisa Crane	+44 (0) 20 8978 4771
press.office@diageo.com

Editor notes

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Baileys, Captain Morgan, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 7 May 2013	By:	/s/ J Nicholls
Name: John Nicholls
Title: Deputy Company Secretary